Earth Science Tech, Inc.

8000 NW 31st Street, Unit 19

Doral, FL 33122

October 10, 2019

Via Edgar

United States Securities

and Exchange Commission

450 Fifth Street N.W.

Washington, DC 20549

Attention: James Lopez, Branch Chief-Legal

Jonathan Burr, Staff Attorney

Mail Stop 3561

Re: Earth Science Tech, Inc.

Registration Statement on Form S-1/A6

Filed: August 12, 2019

File No. 333-230543

Dear Messers. Burr and Lopez:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Earth Science Tech, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-230543) as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Standard Time on October 15, 2019, or as soon thereafter as practicable.

The Registrant hereby authorizes Peder K. Davisson, Esq. of Davisson & Associates, PA, attorney for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Peder K. Davisson, Esq., it’s counsel at (612) 242-2622

RECEIVER FOR EARTH SCIENCE TECH, INC. CASE NO. A-18-784952-C STRONGBOW ADVISORS, INC.

By:	/s/ Robert Stevens
Robert Stevens
Receiver

EARTH SCIENCE TECH, INC.

By:	/s/ Nickolas S. Tabraue
Nickolas S. Tabraue, under the supervision and direction of Robert Stevens and Strongbow Advisors, Inc., receiver for Earth Science Tech, Inc. Case No. A-18-784952-C
Principal Executive Officer, Director & Chairman

Cc Peder K. Davisson, Esq.